HOMEPRO TOOLBOX, LLC

FINANCIAL STATEMENTS

January 14, 2022 – July 31, 2022

(Unaudited)

Homepro Toolbox LLC

Profit and Loss

January - July, 2022

	TOTAL
Income	
Business Income	13,249.22
Total Income	**$13,249.22**
GROSS PROFIT	**$13,249.22**
Expenses	
Advertising, Marketing, Web Fees	15,667.56
Dues, Subscriptions, Software Fees	2,927.59
Office Supplies (Single Items under $500)	54.02
Outside Contractors (1099 Nonemployee Compensation)	11,520.00
Total Expenses	**$30,169.17**
NET OPERATING INCOME	**$ -16,919.95**
Other Expenses	
Expenses for Reimbursement	64,620.00
Total Other Expenses	**$64,620.00**
NET OTHER INCOME	**$ -64,620.00**
NET INCOME	**$ -81,539.95**

Homepro Toolbox LLC

Balance Sheet

As of July 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chk-Chase Biz Checking 4894	4,221.21
HPTB Expenses paid by MM Macrae LLC	0.00
Total Bank Accounts	**$4,221.21**
Total Current Assets	**$4,221.21**
TOTAL ASSETS	**$4,221.21**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner Capital Contributions	85,761.16
Retained Earnings	
Net Income	-81,539.95
Total Equity	**$4,221.21**
TOTAL LIABILITIES AND EQUITY	**$4,221.21**

Homepro Toolbox LLC

Statement of Cash Flows

January - July, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-81,539.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -81,539.95**
FINANCING ACTIVITIES	
Owner Capital Contributions	85,761.16
Net cash provided by financing activities	**$85,761.16**
NET CASH INCREASE FOR PERIOD	**$4,221.21**
CASH AT END OF PERIOD	**$4,221.21**

Homepro Toolbox LLC

Statement of member's Equity

For the time period January 14, 2022 (Inception) through July 31, 2022

	Madeleine Macrae Member Equity	Total Member's Equity
Member's Equity Jan 14, 2022	$0.00	$0.00
Contributions (Jan 14, 2022 - July 31, 2022)	$85,761.16	$85,761.16
Net Income (Jan 14, 2022 - July 31, 2022)	($81,539.95)	($81,539.95)
Member Withdrawals (Jan 14, 2022 - July 31, 2022)	$0.00	$0.00
Member's equity July 31, 2022	$4,221.21	$4,221.21

HOMEPRO TOOLBOX, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal year ends December 31, 2022.

1. ORGANIZATION AND PURPOSE

Homepro Toolbox, LLC (the "Company"), is an Arizona Limited Liability Company. The Company provides an on-demand comprehensive business toolbox with grab-and-go access to community, content, and tools to support small businesses in the home improvement industry. The Company derives revenue from member subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the current fiscal year, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.